NR07-03

  January 24, 2007

Cardero intersects 243m @ 0.56% CuEq including 88m @ 0.68% CuEq

At the Huachi Copper – Gold Porphyry, San Juan Province, Argentina

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce drilling results from the first three holes at its 100% owned Huachi Copper – Gold Porphyry, San Juan Province, NW Argentina.

Drilling has intersected significant intervals of copper – gold mineralization associated with two altered porphyritic intrusions.  The boreholes are interpreted to have collared above and/or along the flanks of the mineralized core of the system.  Mineralization is open in all directions including at depth.  The results confirm the presence of a significant copper gold endowed porphyry system (Table 1 and Figure 1).

The second borehole, 06-HU-02, intersected a new, geologically blind, mineralized monzodioritic porphyry from 137m to 355m.  It returned 243m @ 0.56% CuEq (Copper Equivalent) from 112m to 355m, within which 88m returned 0.68% CuEq from 112 to 200 metres downhole.  The entire borehole, from surface to 355m returned 353m @ 0.48% CuEq.

Borehole, 06-HU-01, was drilled to the south of 06-HU-02 and returned 199m @ 0.34% CuEq.  The hole was lost at 200m depth.

Finally borehole, 06-HU-03, collared approximately 400m N of boreholes 06-HU-01 and -02, within what is interpreted as the more distal pyrite halo. The hole failed to reach its planned target depth.  The results indicate an increase in both gold and copper values downhole with the lowermost 44.4m returning 0.47% CuEq from 164m to end of hole at 208.4m.

All holes finished in mineralization and the system remains open in all directions.

Table 1:  Summary of Huachi borehole results.

Borehole	Dip/Azimuth	From (m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% Cu & 0.12 g/t Au ).
06-HU-02	-60/300	2 112 112	355.1m 355.1 200	353.1m @ 0.48% CuEq (0.35% Cu & 0.18 g/t Au). 243.1m @ 0.56% CuEq (0.4% Cu & 0.21 g/t Au) 88m @ 0.68% CuEq (0.48% Cu & 0.27 g/t Au).
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% Cu & 0.31 g/t Au). 44.4m @ 0.47% CuEq (0.20% Cu & 0.37 g/t Au).

Note:

All depths downhole.

Copper Equivalent (CuEq) calculation is based on metal prices of $0.90/lb Cu and $450/oz Au. The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Interpretation

Detailed logging of the sulphides suggests that the boreholes may have collared above and/or on the flanks of the mineralized core of the system (low chalcopyrite: pyrite ratios, low to trace bornite and molybdenum).   The discovery of significant peripheral ‘leakage’ veining approximately 800 meters W of boreholes 06-HU-01 and -02 with high chalcopyrite: pyrite ratios (values up to 9.4% copper, 50.2g/t gold and 154 g/t Ag – see NR 06-21) is interpreted as a westward vector towards potentially higher grade mineralization.

Future Work

Due to the positive results the Company has substantially increased its planned drill program.   Drilling is presently testing the Oro Rico Stock where outcropping chalcopyrite mineralization associated with hydrothermal biotite outcrops over an area of approximately 600 by 400 metres.

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at Huachi was designed and is supervised by Mark D. Cruise, Vice President–Exploration of Cardero and Steve Enns P. Geo, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Figure 1.  Summary Geological Map and Borehole Location.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects. For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Huachi project, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.